Filed by Xanadu Quantum Technologies Limited

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001-42617)

Set forth below is a transcript of Christian Weedbrook and William Fradin’s interview with The Quantum Bull posted on YouTube on January 21, 2026 in which the business combination between Crane Harbor Acquisition Corp. (“Crane Harbor”) and Xanadu Quantum Technologies Limited (“NewCo”) is discussed.

Xanadu Going Public: CEO Interview + SPAC Details | Aurora, AMD PIPE, Photonics

Majeed Badizadegan: How’s it going everyone? So today I’m super excited to bring two CEOs on to the show today to talk about the SPAC merger of Xanadu Quantum Computing in the public equity markets. Christian Weedbrook is the CEO and founder of Xanadu Quantum Technologies, a Canadian quantum technology company building fault tolerant quantum computers using light. Bill Fradin is Chief Executive Officer of Crane Harbor Acquisition Corps and brings over 20 years of financial experience. So, I’ve got a bunch of questions for them. Welcome. Thank you both for jumping on at the same time. Never done this before. So, uh getting both the technology and the financial side of this is going to be a treat for our viewers.

Christian Weedbrook: Thanks for having us.

Majeed Badizadegan: So, first I think it would be nice to just kind of get a quick little background from both of you. Let’s start Christian with you on on Xanadu and a little bit of your background and then Bill you can give your background as well.

Christian Weedbrook: Yeah, for sure. Thanks again for having us. So my background is really when it comes to Xanadu. I did a PhD in photonic quantum computing. I’m originally from Australia that that University of Queensland and after that was a post doc at MIT and then a post doc at the University of Toronto. During those post doc years was continually adding to the community based around photonic quantum computing and then in 2016 decided to start Xanadu really with a goal of trying to build a quantum computer a large scale quantum computer using this unique approach which was at the time unique it’s getting more and more common now using light or photons to build a large-scale quantum computer. Fast forward to where we are today, still based in Toronto. We have 260 folks. People in Toronto and Canada, also in the US, Australia, and Europe. And we’re a full stack company, meaning that we actually build these quantum computers using photonix, as well as having one of the leading uh software plays in Penny Lane. And it’s also agnostic and runs not only on our hardware, but on everyone else’s hardware as well.

Majeed Badizadegan: Thank you. Thank you. Bill, what about you?

Bill Fradin: Sure. Uh, so I’m Bill Fradin. I’m the CEO of Crane Harbor Acquisition Corp. That’s a SPAC that’s merging with Xanadu. I’m a partner in a New York-based firm called HEPCO that I co-founded about 10 years ago. We have a few different strategies, but SPACs have always at least since 2017 been core. This was actually our seventh SPAC. We’ve been one of the more successful groups. We’ve sponsored companies in a range of different industries and we’re just tremendously excited to be here with Xanadu today. You know photonic quantum computing, quantum computing generally is something we followed for a long time and we just think this is a terrific time for them to be coming to the public markets by merging with our SPAC.

Majeed Badizadegan: When I first started covering this space at the start of 2025, one of the first exciting headlines I read was actually from Xanadu. So there was the Jensen kind of 15, 30 years comments that kind of crashed the whole public stocks uh related to uh quantum computing and then just a couple weeks later I think it was the headline about Aurora. This was a pretty I think, monumental achievement but maybe Christian you could talk about that a little bit.

Christian Weedbrook: Yeah Aurora indeed was a very big achievement by the Xanadu team. Aurora is a quantum computer and it has four server racks networked together. So really the take-home message is we really solve networkability. So if we step back a second uh the goal for us and others in the industry is to build a large scale quantum computer, and the model is really traditional cloud computing, where in our case you’ll have hundreds of server racks all working together. In each server rack you’ll have your choice of quantum computers. So in our case we’ll have photonics in the individual server racks. Everyone is headed towards that model, depending on the sizes. There’s different sort of sizes of you know how many server racks are needed. It’s very very hard to actually network non-photonic quantum computers together and arguably that’s never been done before definitely not in a scalable way that we have. And so Aurora was used to really show the world that you can actually network server racks together. I mentioned we had four server racks. We could have gone up to 400. Um so meaning that we know how to connect them up to an arbitrary number of server racks. So that was a very big deal and overall the industry is headed towards this. Two big challenges for that is networking which Xanadu has solved and the only company to have solved that and the second one is error correction/performance and that’s what us and others are working towards in the industry.

Majeed Badizadegan: I saw that AMD is part of the pipe and AMD has had an incredible turnaround kind of in the last year in the markets and suddenly people are talking about maybe AMD is going to be a trillion dollar company soon again. So they’ve placed a bet on Xanadu. Maybe could you talk a little bit about that and what AMD and Xanadu have going on?

Christian Weedbrook: Yeah, for sure. AMD we’ve worked with them, you know, for a number of years now. So, they’re a great partner for us. And we were really happy when we uh decided to go out and, you know, merge with uh Bill and his company, Crane Harbor. Um raising the pipe. It went very well. We raised $275 million. And as you said, uh one of the key investors for that pipe was actually AMD. So, it really built on our past relationship with them. And they’re a great name brand, as you said that they’re you know the last year has been tremendous for them and I think with them getting into quantum computing and also specifically partnering with us it’s only going to get better and and you know one of the key things perhaps people don’t talk about enough is in terms of the error correction which we all know that’s a key element to a large scale quantum computer the requirement to have a lot of classical computers as well specifically FPGAs and so uh AMD is one of the leaders if not the leader in in FPGAs and so very fortunate to partner with them and looking forward to continuing this relationship we have with them.

Majeed Badizadegan: And they also worked with IBM I believe I saw a headline in November where where they AMD chips were used for error correction. I might be off on that but so is that something where maybe AMD chips could be used for error correction?

Christian Weedbrook: Yeah, exactly right. So the error correction this this goes across the whole industry. um you know sort of stepping back um you need there’s errors in any computer so you need to correct for them um the way you do that is you need to be able to identify the error very very quickly within a megahertz and then correct it within that time frame so you need um the way you do that is you measure it converts to bits so classical non-quantum information typically using FPGA and you need to understand what error occurred and how to correct it within a very um short period of time and so GPUs are actually uh too slow currently to be able to do that functionality that we require. And so FPGAs are really the best uh type of computer to do for that. And so AMD are one of the best in the world at doing that.

Majeed Badizadegan: Amazing. So your road map or Xanadu’s road map has I believe 100,000 cubits and a thousand logical cubits by 2028 2029ish. Is that is that still a goal of the company? Is that is that attainable?

Christian Weedbrook: Definitely attainable. Specifically, we’ve planted a flag in the ground for 2029 uh to achieve up to 500 logical cubits. And as you and your viewers would know, it’s really logical cubits are where it’s at. And it’s really at hundreds up to 500 that you’ll start seeing true commercial revenue. And so that’s what we’re aiming. So far, we’re on target. We’ve done very well. The team in terms of hitting its hardware milestones of the last you know we’re into our 10th year now. So we’re we’re quite confident they’re doing that and um yeah it’s it’s going to be a you know really big thing and and for photonic systems why it seems you know more attainable compared to perhaps a lot of others is you often hear about a ratio of a thousand physical cubits that you mentioned before to one logical cubit because we’re using photonics and with photonics you can actually start exploring codes uh and we’re one of the leaders in this where you actually only need a ratio 10 times less or more so 100 to one or less and that that’s why we believe you know ultimately that means less hardware and so that’s why we believe we have a great chance of hitting this large scale quantum computer in 2029.

Majeed Badizadegan: When I look at all of the different modalities out there in the in the public markets already and the private markets and all this big race to build these fault tolerant quantum machines, photonics specifically intrigues me um I did have a chance to to speak with Richard Murray of ORCA Computing and he shared kind of where they are in their timeline and whatnot and what would you what drew you to photonic specifically and what would you say are are the kind of the strengths and weaknesses of the modality?

Christian Weedbrook: Yeah, you mentioned ORCA. There’s a lot of companies now coming up uh really after us that see see the uh the promise and the future of photonic quantum computing. Really the, the big benefits and why we chose photonics is the network ability. Every approach is going to have to use some form of interconnects or to connect smaller quantum computers together to achieve a larger quantum computer. The way you do that the most popular way is using networking or photons and um that’s a challenge for the other electronic based approaches. You know, when you convert or transform from electrons to photons and then back again, um, it’s very noisy. It’s it’s very lossy, and it’s also probabilistic, meaning that every time you press a button, it doesn’t always work. And so, why not actually have the compute using photons? So, you’re actually distributing the same photons you’re computing on through the fibre optics back to the other server rack. And so, that’s a huge benefit. Other benefits also uh using our type of photonics means no cooling is needed for the computational side of things and the readout side. We do need some, we estimate about 10% of the footprint um to need cooling but that’s really for the initialization of the computer. Nothing once the cubits have been created and processed and measured. No cooling at all. And what we mean by that because most others also say the same thing but we actually mean no cooling no cryogenics for those stages and no laser cooling either which could even be a thousand times colder than the than the cryogenics of millichelvin. So big benefits there and the other big benefit is we can and actually do work work with large scale um foundries that that can do large scale manufacturing. Um so for instance we work with global foundries and others that can take these chip designs and mass manufacture them. Even though others in principle other you know competing um companies can use large foundries it’s very difficult because you want to work with foundries that already have everything all the tools and processes in place and that’s not true for the other electronic based approaches. Now you mentioned that biggest challenge, the biggest challenge for us is loss. So whenever you send uh light, you know, even if you had a simple laser point and you shot, you know, shot it to a wall or even to the night sky, it starts losing photons the further it goes. And so that’s called loss and ultimately means a loss of information. For us, we actually have that even on chips the size of millimeters or centimeters, it’s a problem. And so that’s what error correction is used for. Everyone has their reason why they need error correction depending on their physical approach. For us it manifests through through uh loss. The way to sort of deal with that is error correction as I mentioned but also working with foundries doing more and more chip runs that we can make the physical architecture uh near perfect as well. And that’s why we decided to go public. More funding will be pushed towards that. And really that’s our final um uh thing we need to overcome is is this loss and that’s why we raised and that will help us a long way to achieving those loss reductions and therefore performance improvements that we require.

Majeed Badizadegan: It’s so fascinating that so many quantum companies are kind of saying 2028/2029 and these are different modalities as well. So completely different approaches but still around the same kind of general timeline. You have in I think in in the photonics the ace in the hole I guess would be that room temperature operation where where other modalities need lots of cooling and very complicated structures to be able to operate and that makes integration and overhead kind of hard to control. One of one of the things that impresses me also is the number of employees. So you said over 250 employees and many of them I believe in my research leading to this interview are are PhDs. So what is like the day in the life look like for them? Like are they working on on those specific error correction problems? Are they working on real world use cases today? Um what does that look like?

Christian Weedbrook: Yeah, it’s definitely a combination. And you mentioned the PhDs. I think we have 130 PhDs. The first 80 to 100 hires were all PhD folks, which is pretty awesome. And really the day-to-day you can think of it as broadly speaking being broken up into say hardware work and software work. Hardware there’s many things. We’ve talked about foundry work. So that includes uh fabrication process engineers. It also includes chip designers, includes people assembling the quantum computers together, so a whole variety of people working on uh different things related to hardware. The other big bucket is software. We’re we’re well known in the industry for Penny Lane. So there’s folks working on the Penny Lane software stack which is kind of the operating system not only for our hardware but for pretty much every other hardware out there as well. And there’s people working on the cloud platform, people working on the algorithms so slash use cases that you also mentioned that fits into the software side of things. So yeah, there’s a whole wide variety of things, but it really comes back to the idea that Xanadu is is definitely full stack. So we work on the the hardware itself. We also work on the software with Penny Lane and also on the use cases as well.

Majeed Badizadegan: Do you see any side of the business, like if you were to get out your crystal ball, do you see any of those sides of the business growing at a disproportional rate or do you kind of see them steadily growing together or or how do you view the the hardware versus the software?

Christian Weedbrook: Well, we we’re very clear about one aspect of Xanadu, fundamentally we’re a quantum computing hardware company and that that means we’re a photonics quantum photonics company. So the hardware comes first and that often leads to how we make decisions. It doesn’t mean software is not important but it just kind of alludes to the fact how hard it is to build these large scale quantum computers ultimately. So um that that’s already always been the kind of the mantra and the way we focus on things. It leads to how we hire, how we allocate resources and so forth. But you know Penny Lane has also been important. It’s been important for the last seven eight years. It’s one of the world’s leading quantum operating software systems. The team is very proud of it and and now we’re looking towards you know not only ecosystem building but monetization side of things which to your point is the other big thing is which fits into the algorithms which ultimately from customer point of view is how do we solve customers biggest biggest problems and that fits into working on the use cases as well.

Majeed Badizadegan: So, speaking of use cases, it seems like there’s a pretty steady drip of pretty impressive names. Like, I just saw a headline with Rolls-Royce and you go to the partners page of your website and but I I see like Nvidia, AMD, like big companies that that you work with. I wanted to ask what of those partnerships, can you describe kind of the work that you did? You can pick whichever one or two you want to talk about and uh how are they, those companies seeing the potential in in this photonic quantum computing?

Christian Weedbrook: Well, one of the big areas not just for us but for the whole industry is really material design. So think of that as simulations of material just so you can create new products that you know for instance we work a lot on um simulations for next generation batteries. So imagine a new battery that is still very safe but it can go 10 times the mileage, 10 times the range, 10 times faster charging and all these really cool things that would really help you know many many different industries. The funny thing is not many people know that all the I think pretty much all the major car companies have small to varying degrees small quantum computing teams and so from the early days we’ve been working with like you mentioned Rolls-Royce, Volkswagen, they came and invested in us a round ago. We worked with BMW, Toyota and a lot of the car companies. So those relationships have been going very well. We like to patent together. We patent on our own as well and um they’re very interested to see the disruptive power of quantum computing once you get to this large scale quantum computer what it can do in computer simulations you know as I mentioned and one of the big things is material design so you know the idea there really is these systems ultimately are too complicated to simulate accurately in a reasonable amount of time so you’re going to need something other than cloud computer and and even if you used all the computers in the world together it still won’t be enough and so that also is is is a good way to understand why. Pharmaceuticals is also a good area, artificial intelligence, finance and so forth. But for us, we’re you know there’s many things to focus on. Focus is always key and and the material design is really caught our interest and what we’ve been really focusing on for the last few years.

Majeed Badizadegan: Of all the potential applications of let’s say this 2029 Xanadu photonic quantum computer, what excites you most about those potential applications?

Christian Weedbrook: Really yeah really I think um the lowest hanging fruit is material design so it gets back to what we were talking about before where what can you do with a few hundred logical cubits and I think the industry really believes that it’s around material design and quantum chemistry related problems And so that’s what we’re very excited about and what we’re focused on. And you know it’s, the world is going to look very different after 2029 after you have a large scale quantum computer. There’ll be discoveries in in many different fields, big fields, and so yeah if I had to choose there’s many things but I would say material design and quantum chemistry applications which have very big impacts particularly from a customer point of view.

Majeed Badizadegan: How do you see AI converging and and does it already actually work into the workflows that you have currently in your company and how do you see uh quantum computing, photonic quantum computing potentially enhancing AI in the future?

Christian Weedbrook: Yeah. Well, you know, from a um traditional say LLM point of view, those programs and apps and so forth have been helping us tremendously. We use it all the time. To give you one example, we have our own internal chatbot. It’s called Jukebox and it’s a research tool. And so what that means is people can sort of type into uh we have it embedded in Slack. People can type in you know what paper had this result for instance and it’ll bring up the paper. You can ask us you know what is a cubit? All these simple things going on to more complicated things. So as a research tool that’s been incredibly important. Another one we’d like to highlight is the ability to use traditional AI for optimization when it comes to chip design as well. Those things have been um using LLMs. We’ve been able to speed, everything’s about speed. This quantum computing is is is a race and so we’ve been able to speed up our development from a chip point of view and foundry point of view tremendously using uh AI. Now the other part is that’s traditional AI for quantum computing. What about the other way as you mentioned quantum computing or quantum machine learning quantum AI? We’re very excited about that. The industry is overall. It’s still TBD what you can do with a few hundred logical cubits in this area. I believe there’s there’s something big there particularly in the long term we know there’s something big there uh with quantum you know ability to solve eigenvalue problems faster exponentially faster which, eigenvalue problems are mathematical problems properties of of matrices everywhere in science and engineering so we know that’s coming. The intuition behind that though is that quantum physics is really based on linear algebra and so is machine learning so you at the very least you have the same tools that are working together. So, we know what’s happening in the future. Us and others, we’re one of the leaders in quantum machine learning, quantum AI, um are really looking at what can happen in the near term. So, stay tuned on that, but we’re very excited for putting, you know, quantum and artificial intelligence together.

Majeed Badizadegan: Amazing. Love to hear it. Bill, this one is for you. So, I’ve got a lot of questions about the the SPAC merger, but I’d like to zoom out and get just kind of your thoughts on the quantum sector in general and all the public companies we’ve seen. This isn’t even the current the the the only merger. There’s actually, I think, two other SPAC mergers happening currently in the quantum markets. So what is your perspective on on quantum in in stocks this last year, year and a half?

Bill Fradin: Sure. Well, I think you had it right. I think a lot of the excitement has come out in the public markets with some big published papers like out of the large companies like Google and IBM. And that’s where you saw the existing public companies really take off. And I think that’s a recognition, a broader recognition uh that the sector is close to a breakthrough. Now, we obviously believe and I think you heard Christian talk about why it’s, you know, quite likely that Xanadu uh will be there, will be among the winners. But, you know, many investors are taking a portfolio approach and they see there’s a couple of different ways to get excited about these breakthroughs that, you know, we believe are coming in the relatively near term. So I think it makes a lot of sense to be excited and I think as as long as we stay in this valuation environment where it it um offers companies a reasonable way to raise capital on decent terms, I expect we’ll see more quantum computing hardware and related companies want to come to the public markets.

Majeed Badizadegan: It’s interesting. I’m going to zero in on this there, you used the plural winners. A lot of people think it’s a winner take all. I don’t actually hold that opinion and I’m curious what, and this could be for either of you but, the data center of tomorrow the the future data center right now right it’s GPUs and CPUs some combination of. Are we, is it possible that we would see multiple types of quantum computers in the data centers of the future?

Christian Weedbrook: You know, I I I think so. I think um it’d be a bit presumptuous to think there’s only one winner. You know, last count there was maybe 70 to 100 quantum computing companies, legitimate quantum computing companies. So, there’s a lot of competition and great competition out there. I do think that there will be a top three, four, five winners at least this decade. Very similar to AI honestly any industry uh really historically. So, um yeah, I I don’t think there’ll be one winner. There’s a lot of great approaches out there, a lot of good teams. We do think we’ll be obviously one of the winners. The other thing to point out I didn’t mention before is what’s very interesting is we’re an all photonic based approach, but other approaches even if they’re not using photonix explicitly, we’ll also have to get very good at photonics for the networking side of things. So, we’re all photonics and others are electronics plus photonics as well. So, photonics is the common thread that you know runs through all of our all the companies out there. And in terms of use cases, once you, any of us reach a large scale quantum computer they’re all equivalent to each other. So then you know the industries are going to be large and varied and there’s going to be a lot of um breakthroughs as you get to this and beyond a large scale quantum computer. So there’s also enough to go around uh as as well. So you know it’s hard to predict the future but that that’s kind of how we see it.

Majeed Badizadegan: You know, you you mentioned, Christian, the the idea of a battery that’s 10 times more power and and to me that’s the economic value tied to a discovery like that by itself is in the trillions with a T because everything it seems uses batteries and and they’re just not quite good enough. You know, our phones last for one day, even the best phones or cars go 200 miles at the at the most and even even the emerging sector of electric cars . Transportation would be revolutionized if, so I’m I’m curious we haven’t touched too much on the cancer research piece or or the medicinal piece but I I believe when I was looking at the website you’ve done some work on that and you list that as potential solution anything on the medicinal side or the healthcare side?

Christian Weedbrook: Yeah, that was a great result by the team in terms of uh cancer treatments. It’s still theoretical work, but it showed us once you have this large scale quantum computer how you can do a different type of therapy say opposed to chemotherapy for cancer where you can insert certain types of molecules and be more targeted and shine laser at those uh molecules to destroy essentially just the cancer cells. So very targeted, very important and you know it has the common theme again that our current computers are just not good enough. We do have you know therapies, we do have materials. It’s not like computers haven’t given us anything. They’ve been wonderful but we’re leaving so much on the table by not using quantum computers which can give you things much much faster and higher accuracy. So, you know, in pharmaceuticals, there’s the famous sort of um case where, you know, to bring something from computer simulations all the way through to the product and selling it, it would take 10 years, one to two billions of dollars, and then 90% of the candidates actually fail once you go through clinical trials. Imagine if you can now save a lot of money by not sort of waving your hand around in the dark but you have true candidates that you know with very very high probability that will actually turn out to be working and then you’ve done it within less than a year or in a few months. I mean this is, our world will look very different. The other thing I should also mention is um in terms of the benefits that we’re talking about now quantum computing you mentioned data centers. Well, the future of data centers, one of the big parts will be quantum computing because the energy savings as well. They’re going to be tremendous. In certain problems that we’ve done in our quantum supremacy demonstrations, it’s equivalent to running all the compute power in the world for millions of years. And so you can just automatically get an intuition about how much energy you’re actually saving as well, like for certain problems we’ve estimated hundreds of thousands of traditional data centers would be needed to solve the same problems one of our data centers would solve. So you know huge environmental impacts as well

Majeed Badizadegan: So much potential and that’s what excites me as a retail investor in the space. It’s just been a fascinating tech story to cover even even since early 2025. I wanted to wanted to ask you as far we kind of touched on this but for speculating a little bit about what that GPT moment right like 2022 ChatGPT came and then LLM’s changed forever, what do you think that could be, and this could be for either of you, for quantum computing?

Christian Weedbrook: Well we’ve had a mini version of that in the industry already when us and others particularly Google who was the first showed quantum supremacy, you know, showing that for an esoteric math problem that you instead of taking millions of years, you could solve it in, you know, a couple of minutes. That really from a scientific point of view, uh, really, was quite dramatic and really lit up many things in terms of the media, huge scientific achievement. So I think the next big thing which to your point a ChatGPT like moment will be something like that where it would have taken millions of years but for a true customer problem, a true you know something that could never have been achieved unless you run all the computers together for millions of years but instead of an esoteric math problem it’s a true business problem and that’s where you know we and others have said 2029 we’re we’re quite aggressive with that others have said 2030 and beyond we think we can still get there at 2029 but regardless, that would be a ChatGPT like moment and showing how you can do it with just a a slice of the uh required energy that normal computers would have taken. I think that would be something you know and beyond that uh you can imagine remember all the excitement that it seemed like there was a breakthrough in room temperature superconductive superconductivity. It turned out to be not true but everyone was talking about that it really hit the zeitgeist. You know and if quantum can do that we can also see that. But that ties back to, you know, an application for a quantum computer that you could just not have for a traditional computer.

Majeed Badizadegan: So this next one’s about competition in the space. So there’s a lot of private players, right, that they’re specifically focused on a modality. And then there’s tech giants like IBM and Google, Amazon. Jheez, I think Nvidia has their Boston research lab and I’m missing one. I know. I’ll think of it later. But there’s. Oh, it’s Microsoft, I think, if I if I didn’t say that. Anyway, there’s a bunch of these different MAG 7 players that have quantum pursuits. Ocelot was announced. Microsoft’s chip was announced. They’re putting their name in the hat, but we haven’t heard much since kind of early last year on this front. And then you have more of the pure plays, the focused companies that are fully quantum. So now Xanadu is coming into the public markets. Where does Xanadu fit in that equation?

Christian Weedbrook: Well, there’s a lot of

Majeed Badizadegan: How do you compete?

Christian Weedbrook: Yeah. Well, how we compete is a good one. Uh I think it’s always hard to bet against um you know when you’re going up against those those uh MAG 7s. It’s hard to compete really when you got an obsessed entrepreneur or entrepreneurs that are hardcore focused and pure play. That that’s that’s you know you’re very small and you’re growing but I don’t know we’ve seen so many instances of you know someone like that really doing something incredible. So I think we fit into that bucket. On a more practical note, we are using as you know photonics or light and the the ones in the MAG 7 are not using that although they’ll need a huge component that is photonic based but the computing side is is not photonic. So we can compete with the fact that we’re using a whole different approach that’s really one of the leading contenders if not the leading contender and we’re having access to the capital markets and the funding that comes with that. So we’ll be well capitalized and also when you look under the hood Google has I don’t know what the latest count is but I think we have roughly the same amount of people. You often hear they have unlimited resources but you know the reality is they’re also competing with other things going on in terms of AI internally and have to kind of raise money internally. So I I don’t see it as a huge disadvantage and I’m always on the side of the entrepreneur who’s obsessed and will work hardcore and you know and in our case has a different approach to the others.

Majeed Badizadegan: I love that the the focus

Christian Weedbrook: Yes, exactly right.

Majeed Badizadegan: The ability to focus on one thing and Google has a lot going on. Uh but they’re really great at a lot of things. So Bill, this is this is where I’m going to get into some questions about the the SPAC merger. So, what makes the quantum computing industry an attractive investment for Crane Harbor?

Bill Fradin: Sure. Uh, look, we’re thrilled to be here. I think you can hear the depth of Christian’s knowledge and passion about this. You know, we love to partner with companies that are led by a true visionary technical founder like Christian and I have a lot of confidence that he is going to deliver on the technology platform. So as you look at, you know, investing in Xanadu today, you’re still coming in at what we think is a very attractive price both versus our couple of pure play public comparables, but also as you mentioned you know the enormous potential of the markets where once we have this technology we can solve very large problems. So we just think you look, I’m an investor. I’ll be joining the board of the company. We were thrilled to be partners with them on this journey. We’re raising them, we think plenty of money to get them along the way there, and we’re excited to see them deliver on the product.

Majeed Badizadegan: So why does a SPAC specifically make sense for Xanadu?

Bill Fradin: You know, SPACs are another kind of initial public offering. I think especially for companies at this stage and this size, it let it lets you move quickly. Uh it lets uh entrepreneurs have a lot of transparency and control through the pipe marketing process where we raise $275 million in committed capital. It gives you conviction around how you’re executing the deal at a specific price over a period of time and frankly it lets you move quickly, whereas the traditional IPO process, which is terrific I think is largely best suited to companies maybe at a more mature commercial stage also maybe maybe multiples larger and where frankly it takes a lot longer to get through that process.

Majeed Badizadegan: So Xanadu in my estimation since I am kind of obsessed with this space and cover it religiously. Xanadu to me has flown a little bit under the radar. I think maybe it’s misunderstood a little bit. I hope this interview can can help people learn about the company, but how, with retail investors who are trying to understand the timelines in the uncertainty in the space, how what would you say to them as far as this SPAC merger goes?

Christian Weedbrook: I think you know the two points that we always mention just to sort of keep it high level is you know often we speak to folks such as yourself and the other retail investors, investors in general they want to invest in quantum but they don’t know who which ones will be the winners. So we’re seeing a lot of portfolio investments you know different modalities so what we offer the investors is the fact that you can now invest in the world’s first and only photonic quantum computing company pure plate. So what that means is that now that you can put investment into that bucket essentially given the fact that you know that there is these portfolio approach. So that’s the first thing photonic only pure play photonic company that’s public and secondly our Penny Lane software it arguably is one of the leaders if not the leader in the space anywhere in the world. It’s agnostic meaning it runs on our hardware and pretty much everyone else’s hardware out there. Has a strong user base. We’ve had a Penny Lane developer conference called QHack for many years. Over 10,000 participants in total over that time. And so those are the two things photonics and then Penny Lane. And hopefully that resonates with investors

Majeed Badizadegan: And I think you’ve spoken to it and and I I think it will definitely resonate. So, we’ve talked a lot about the long-term opportunity in quantum computing, and I would just like to build to just get a little bit more color around just how the SPAC specifically supports Xanadu’s strategy today and in the next few years as they move towards their goal of fault tolerant quantum computing.

Bill Fradin: Sure. Uh, well, look, today we’re we’re primarily a financing partner. So, in addition to the $275 million that we raised together last fall that’ll close when we close our merger and Xanadu becomes a public company. We also have $220 million in cash and trust which we hope to retain as part of that merger. You know, my partners and I have tons of experience in public and private M&A with large blue chip public companies. We’ve been working hard with Christian and his team to help them get ready to be public. That’s a heavy lift and helping add to the technical team, add to the C suite where we’ve made some great recent announcements and also we’re excited to be announcing some of our world class board members as we head into the to the merger. You know, after that we’ll you know as I said the SPAC kind of falls away with the merger. We’re big investors. I’ll be on the board as a supporter really in any way we can. But for all the focus on SPACs once the merger is done, it’s really just Xanadu as a public company.

Majeed Badizadegan: Just out of curiosity, the ticker symbol I assume would change at that point.

Bill Fradin: Yes, we’ll be uh I think XNDU.

Majeed Badizadegan: Awesome. Okay. Well, I’ve learned so much from this. Christian, I want to give you kind of a last shout. So a last word here. As you know the audience for this channel is mostly retail quantum investors I think anyway and they have gone through some ups and downs but in large part the sector has been growing and it always excites me when new quantum companies are coming to the market. Very excited to talk to you and I was excited to talk to Matt Kinsella as well of Infleqtion who’s also going a similar route. What would you kind of your last thoughts for for that audience?

Christian Weedbrook: Yeah, thank you for that. I would say uh the two things I’ll re reiterate them again. Photonics is key for any technology that wants to be a winner. We’re an all photonic based approach. The first and only that will be going public. And secondly, um when you think of Xanadu, think of Penny Lane, one of the most widely used software offerings anywhere in the industry and uh we’re just happy for any and all support that we have from the retail community.

Majeed Badizadegan: Amazing. And thank you also, Bill. Appreciate your insight into this process. Again, a first for me, but I also learned a lot about the financial side of this. Any other thoughts from you, Bill?

Bill Fradin: No, thank you so much.

Majeed Badizadegan:Yeah. Well, thank you both of you. This was amazing and I hope you have a great rest of your day.

Business Combination

Xanadu recently announced a business combination agreement with Crane Harbor Acquisition Corp. (Nasdaq: CHAC), a publicly traded special purpose acquisition company (“Crane Harbor”). The combined company, Xanadu Quantum Technologies Limited (“NewCo”), is expected to be capitalized with approximately US$500 million in gross proceeds, comprising approximately US$225 million from Crane Harbor’s trust account, assuming no redemptions by Crane Harbor’s public stockholders, as well as US$275 million from a group of strategic and institutional investors participating in the transaction via a common equity committed private placement investment. NewCo is expected to be listed on the Nasdaq Stock Market and on the Toronto Stock Exchange.

About Xanadu

Xanadu is a Canadian quantum computing company with the mission to build quantum computers that are useful and available to people everywhere. Founded in 2016, Xanadu has become one of the world’s leading quantum hardware and software companies. Xanadu also leads the development of PennyLane, an open-source software library for quantum computing and application development. Visit xanadu.ai or follow us on X @XanaduAI.

About Crane Harbor

Crane Harbor is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

Additional Information About the Proposed Transaction and Where to Find It

The proposed business combination transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration. NewCo and Crane Harbor have jointly confidentially submitted a draft registration statement on Form F-4 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (the “SEC”). The Registration Statement includes a proxy statement/prospectus to be distributed to Crane Harbor’s shareholders in connection with Crane Harbor’s solicitation of proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been publicly filed and declared effective by the SEC, a definitive proxy statement/prospectus and other relevant documents will be mailed to Crane Harbor shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Crane Harbor’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by NewCo and/or Crane Harbor in connection with the proposed transaction, as these documents will contain important information about NewCo, Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed by NewCo and/or Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov, Crane Harbor’s website at www.craneharboracquisition.com or by emailing investors@xanadu.ai.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: the stock exchanges on which the shares of the combined company are expected to trade; pro forma enterprise value of the combined company; market capitalization of the combined company; proceeds from the business combination and related PIPE; funds received by the combined company from Crane Harbor’s trust account and redemptions by Crane Harbor’s public shareholders; projections regarding Xanadu’s ability to commercialize new products and technologies and the timing thereof; the successful consummation and potential benefits of the proposed transaction and expectations related to its terms and timing; Xanadu becoming the first and only publicly traded pure-play photonic quantum computing company; the expected timing of closing of the business combination; the anticipated listing of the combined company on U.S. and Canadian exchanges, Xanadu’s development roadmap and targets, including expectations to achieve up to 500 logical qubits by 2029, progress in error correction, and the planned use of FPGA-based classical control in collaboration with industry partners to support real-time error detection and correction, the scalability of Xanadu’s Aurora architecture, including expectations regarding networking multiple quantum server racks and the potential to integrate large numbers of networked racks into future data centers, the belief that achieving hundreds of logical qubits could enable initial commercial revenue, particularly in materials simulation and quantum chemistry, with potential applications such as next-generation battery design and pharmaceutical discovery; plans to expand and monetize the PennyLane software ecosystem and cloud platform, including anticipated developer adoption, partner integrations, and potential new products or services and the potential efficiency and sustainability benefits of large-scale quantum computing in data-center environments, including expected computational and energy-use advantages on specific classes of problems.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor. These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; that there is substantial doubt about Xanadu’s ability to continue as a going concern; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; material weaknesses in Xanadu’s internal control over financial reporting and the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required shareholder and regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the SEC. These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu, Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu and Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This press release is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this press release or the merits of any of the securities described herein and any representation to the contrary is an offense.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s final prospectus related to its initial public offering filed with the SEC on April 25, 2025 and in the subsequent Quarterly Reports on Form 10-Q filed by Crane Harbor with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

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